UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 14, 2002**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

Pursuant to Section 21(a) of the Securities Exchange Act of 1934, statements under oath of the Chairman and Chief Executive Officer and the Chief Financial Officer of Caterpillar Inc. were filed with the Securities and Exchange Commission on August 14, 2002. The statements are attached as Exhibits 99.1 and 99.2. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 7. Financial Statements and Exhibits.

(c) Exhibits:

99.1 Statement under oath of Glen A. Barton, Chairman and Chief Executive Officer of Caterpillar Inc. filed pursuant to Section 21(a) of the Securities Exchange Act of 1934.

99.2 Statement under oath of F. Lynn McPheeters, Chief Financial Officer of Caterpillar Inc. filed pursuant to Section 21(a) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

August 13, 2002   By: /s/ James B. Buda
                                     James B. Buda
                                     Vice President





Statement Under Oath of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

I, Glen A. Barton, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Caterpillar Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- 2001 Annual Report on Form 10-K of Caterpillar Inc. filed with the Commission;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Caterpillar Inc. filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

Glen A. Barton
Chief Executive Officer
August 13, 2002

Subscribed and sworn to before me this 13th day of August, 2002.

Barbara K. Nichols
Notary Public

My Commission Expires: 5-18-2004

OFFICIAL SEAL
BARBARA K. NICHOLS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-18-2004

g:\sec\ceo sworn statement 081302.doc

Statement Under Oath of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

I, F. Lynn McPheeters, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Caterpillar Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- 2001 Annual Report on Form 10-K of Caterpillar Inc. filed with the Commission;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Caterpillar Inc. filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.



F. Lynn McPheeters
Chief Financial Officer
August 13, 2002

Subscribed and sworn to before me this 13th day of August, 2002.

Barbara K. Nichols
Notary Public

OFFICIAL SEAL
BARBARA K. NICHOLS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-18-2004

My Commission Expires: 5-18-2004